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MAR 01 2019

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19006406

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-11190

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Family Investors Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

265 South Avenue
(No. and Street)

Fanwood	NJ	07023
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter J. Chemidlin (908) 322-1800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDG-CPA's
(Name – *if individual, state last, first, middle name*)

76 North Walnut Street	Ridgewood	NJ	07450
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Peter J. Chemidlin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Family Investors Company, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANET E. ROCKMORE
NOTARY PUBLIC OF NEW JERSEY
ID # 50028614
My Commission Expires 12/14/2020

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FAMILY INVESTORS COMPANY, INC.
REPORT ON AUDIT OF FINANCIAL STATEMENTS
ADD SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a5 of
The Securities Exchange Act of 1934
SEC File No. 8-11190

FOR THE YEAR ENDED DECEMBER 31, 2018

FAMILY INVESTORS COMPANY, INC.
TABLE OF CONTENTS
FOR THE YEAR ENDED DECEMBER 31, 2018

BDG-CPAs
A PROFESSIONAL CORPORATION
Founded 1982

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Family Investors Company, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Family Investors Company, Inc. as of December 31, 2018, the related statements of income and comprehensive income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Family Investors Company, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Family Investors Company, Inc.'s management. Our responsibility is to express an opinion on Family Investors Company, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Family Investors Company, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information listed in the accompanying Table of Contents has been subjected to audit procedures performed in conjunction with the audit of Family Investors Company, Inc.'s financial statements. The supplemental information is the responsibility of Family Investors Company, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BDG-CPAs

We have served as Family Investors Company, Inc.'s auditor since 2018.

BDG-CPAs, PC
Ridgewood, NJ
February 27, 2019

BDG -CPAs
A PROFESSIONAL CORPORATION
Founded 1982

FAMILY INVESTORS COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS		
Current assets		
Cash and cash equivalents	$	341,283
Securities owned, at market		417,851
Receivables from non-customers		220,471
Prepaid taxes		13,952
Prepaid expenses		6,247
Total Current Assets		999,804
Property and equipment, net of accumulated depreciation		25,841
Other Assets		
Reserved cash		50,933
Deferred tax asset		5,931
Security deposit		1,400
Total Other Assets		58,264
TOTAL ASSETS	$	1,083,909
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable and accrued expenses	$	503,988
Total Liabilities		503,988
Stockholders' equity		
Common stock, no par value; 2,500 shares Authorized, 1,175 shares issued, and 1,100 outstanding		52,750
Cost of 75 shares of common stock held by the Company		(20,750)
Retained Earnings		552,023
Accumulated other comprehensive income (loss)		(4,102)
Total Stockholders' equity		579,921
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,083,909

The accompanying notes are integral part of these financial statements.

FAMILY INVESTORS COMPANY, INC.
STATEMENT OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2018

Revenues	$ 2,105,288
Cost of Revenues	1,009,338
Net Revenues	1,095,950
General and administrative expenses:	
Other salaries & consulting	612,788
General administrative	491,077
Total general and administrative	1,103,865
Loss from operations	(7,915)
Other income:	
Interest income	1,128
Dividend income	13,438
Realized gains on securities	12,262
Total other income	26,828
Income before provision for income taxes	18,913
Provision for income taxes	(3,480)
Net income	$22,393
Other comprehensive income (loss)	
Unrealized ordinary loss on securities	(42,191)
Total comprehensive income (loss)	$ (19,798)

The accompanying notes are integral part of these financial statements.

FAMILY INVESTORS COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Common Stock	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at January 1, 2018	$52,750	($15,425)	$529,630	$38,089	$605,044
Buy-back of treasury shares	-	(5,325)	-	-	(5,325)
Net Income for fiscal year	-	-	22,393	(42,191)	(19,798)
Balance at December 31, 2018	$52,750	($20,750)	$552,023	($4,102)	$579,921

The accompanying notes are integral part of these financial statements.

FAMILY INVESTORS COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

Operating activities:	
Net Income	$ (19,798)
Adjustment to reconcile net income to net cash flows	
Depreciation	7,732
Changes in other operating assets and liabilities	
Securities owned, at market, net	(417,851)
Prepaid taxes	(10,549)
Prepaid expenses	(23)
Accounts receivable	(1,856)
Deferred tax asset	(5,931)
Accounts payable and accrued expenses	152,920
Net cash provided by operating activities	(295,356)
Changes from financing activities	
Purchase of treasury stock	(5,325)
Net cash provided by financing activities	(5,325)
Investing activities	
Acquisition of fixed assets	(10,495)
Net cash used in investing activities	(10,495)
Net decrease in cash during the fiscal year	(311,176)
Cash at December 31, 2017	652,459
Cash at December 31, 2018	$ 341,283
Supplemental disclosure of cash flow information:	
Interest paid during the year	$ -
Income taxes paid during the year	$ 13,000

The accompanying notes are integral part of these financial statements.

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Family Investors Company, Inc. (the "Company") was incorporated in the State of New Jersey on April 1, 1960. The Company is an introducing broker registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is exempt from rule 15c3-3 of the SEC under paragraph (K)(2)(ii) of that rule.

Basis of Accounting

Revenue and expenses are recorded on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all highly liquid investments, except for those held or long-term investment, with maturities of three months or less when purchased to be cash equivalents.

Deposit at Clearing Broker

A cash deposit is required to be held by the clearing broker in order to maintain a contractual clearing agreement.

Securities Transactions

The Company accepts customer orders and self clears the orders except for equity securities, which clear through another broker. The clearing broker settles the equity security transaction and pays the Company a commission.

Customer payments for the investment company shares are payable directly to the investment company. The Company receives a commission check periodically from the fund company. In the event a customer check is payable to Family Investors Company, Inc. it is deposited into a trust account and a check for the actual cost of the shares less the Company's commissions is drawn from the trust account and sent to the investment company. The Company transfers commissions accumulated in the trust account periodically to the operating account.

Property and Equipment

Property and equipment are recorded at cost. Depreciation for property and equipment is provided using the straight-line method for financial purposes at rates based on the following estimated useful lives:

	Years
Office Equipment	7
Furniture	5

Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts, and the resulting gain or loss is reported. Expenditures for major renewals and improvements that extend the useful lives of the property and equipment are capitalized. Expenditures for the maintenance and repairs are charged to expense as incurred.

Revenue and Cost Recognition

Commissions and related expenses are recorded on a trade-date basis as securities transactions clear.

Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising expense for the year ended December 31, 2018 was $20,750.

Income Taxes and Deferred Taxes

The Company is taxed as a C-corporation pursuant to the Internal Revenue Code and applicable state laws. The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes,* which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. Deferred tax assets and liabilities represent the future tax consequence for those differences, which will either be deductible or taxable when assets and liabilities are recovered or settled. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

Income Taxes and Deferred Taxes (cont'd)

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Uncertain Tax Positions

The Company is required to recognize, measure, classify, and disclose in the financial statements uncertain tax positions taken or expected to be taken in the Company's tax returns. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge. Generally, the Company's current and prior three years tax returns remain subject for income tax examination as of December 31, 2018.

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Receivables from Non-Customers

Commission revenue and others fees due from the clearing broker and investment companies but not yet received that are expected to be collected within one year is recorded as receivables from non-customers at a net realized value. If amounts become uncollectible, they will be charged to the operations when that determination is made.

Use of Estimates

The preparation of financial statements in conformity with the generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of the revenues and expenses during the reporting period. Actual results could differ from the estimates.

Date of Management's Review

Management has evaluated subsequent events through February 27, 2019, which is the date the financial statements were available to be issued.

2) FAIR VALUE MEASUREMENTS

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of investments in equity securities and mutual funds that are classified as available-for-sale on a recurring basis.

The Fair Market Value Measurements Topic of the FASB Accounting Standards Codification defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements. The disclosures required under this Topic have been included in this note.

Fair Value Hierarchy

The Fair Market Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair market value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy give the highest priority to unadjusted quoted prices in active markets for the identical assets or liabilities (Level 1 measurement) and the lowest priority to

2) FAIR VALUE MEASUREMENTS (CONT'D)

measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included with Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy.

Cash Value and Cash Equivalents, Short Term Financial Instruments, Receivables from Non-Customers and Accounts Payable

The carrying amounts approximate fair value because of the short maturity of instruments.

Investments in Mutual Funds

Investments in mutual funds that are classified as available-for-sale are recorded at fair value on a recurring basis. Investments in mutual funds are valued at the net asset value ("NAV") of shares held by the Company at year-end. Management believes that the valuations used in its financial statements are reasonable and are appropriately classified in the fair value hierarchy. Realized gains and losses, determined using the specific identification method, are included in earnings; as are unrealized holdings gains and losses.

2) FAIR VALUE MEASUREMENTS (CONT'D)

Assets Measured and recognized at Fair Value on a Recurring Basis

The table below presents the amounts of assets measured at fair value recurring basis as of December 31, 2018:

	Total	Level 1	Level 2	Level 3
Mutual funds	$ 417,851	$ 417,851	$ -	$ -

3) RESERVED CASH

The Company is required to maintain reserve funds on deposit with the clearing broker. The required reserve at December 31, 2018 was $50,000. Cash on deposit in the reserve amounted to $50,933 at December 31, 2018.

4) RECEIVABLES FROM NON-CUSTOMERS

Amounts receivable from the clearing broker investment companies at December 31, 2018 consist of fees and commissions receivable in the amount of $220,471. The Company believes its receivables to be fully collectible; accordingly, no allowance for doubtful accounts was recorded for the year then ended.

5) SECURITIES OWNED – MARKETABLE

Marketable securities owned are considered trading securities by management. At December 31, 2018, marketable securities consisted of mutual funds in the amount of $417,851.

6) PROPERTY AND EQUIPMENT

The following is a summary of property and equipment less accumulated depreciation as of December 31, 2018. Depreciation expense for the year then ended was $7,732.

Furniture and fixtures	$ 45,884
Office equipment	50,614
	96,498
Less; accumulated depreciation	70,657
	$ 25,841

7) INCOME TAX

The income tax expense (benefit) for the year ended December 31, 2018 consists of the following:

Current	
Federal	$ 1,513
State and local	938
	2,451
Deferred	
Federal	(4,456)
State and local	(1,475)
	(5,931)
	$ (3,480)

The income tax expense reported on the statement of income differs from the amounts that would result from applying statutory tax rates to income before income tax primarily because of the dividend received deduction and the unrealized gain/loss deductibility. The deferred tax asset of $5,931 as of December 31, 2018 relates primarily to the net unrealized loss position as this will be realized only upon disposition, this item is non-current. The Company has chosen to early adopt the amendments in FASB Accounting Standards Update (ASU) 2015-17. *Balance Sheet Classifications of Deferred Taxes,* prior periods were not retrospectively adjusted.

See Report of Independent Registered Public Accounting Firm.

8) EMPLOYEE BENEFIT PLAN

The company maintains a contributory profit sharing plan as defined under section 401(k) of the U.S. Internal Revenue Service Code covering substantially all employees. Company contributes to the plan at a rate of 6% of the employees' eligible compensation. Employer contributions during the year ended December 31, 2018 were $50,198.

In addition the company has a profit sharing plan which provides for discretionary contributions as determined annually by the Board of Directors. The Board of Directors has elected to contribute to the profit sharing plan for 2018. The profit sharing contribution for the year ended was $50,641.

9) CONCENTRATION OF RISK

The Company is engaged in various activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fill their obligations, the company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument.

For the year ended December 31, 2018, commissions from three companies represented approximately 83% of the total commissions earned.

The Company maintains in its cash balances various financial institutions. The balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2018, cash balance held by the clearing broker totaled $50,933, and the cash balance held in the money market fund totaled $761. These balances are not insured by the FDIC.

10) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had a net capital of $304,099, which was $254,099 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2018 was 1.7 to 1.0.

11) SUBSEQUENT EVENTS

The Company has made a review of material subsequent events from December 31, 2018 through the date of this report and found no material subsequent events occurring during this period.

SCHEDULE I & II
Computation of the Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, and Schedule II – Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1

Total stockholders' equity	$579,921
Non-allowable assets:	
Accounts receivable (unallowable portion)	159,558
Property and equipment, net of accumulated depreciation	25,841
Prepaid expenses and prepaid taxes	20,199
Security deposits	1,400
Deferred tax asset	5,931
Petty cash	200
Total non-allowable assets, deductions and charges	213,129
NET CAPITAL	$366,792
Haircut on securities and money market funds	62,693
ADJUSTED NET CAPITAL	304,099
Minimum requirements of 6-2/3% of aggregate indebtedness or $50,000, whichever is greater	50,000
EXCESS NET CAPITAL	$ 254,099
AGGREGATE INDEBTEDNESS:	
Accounts Payable and accrued expenses	$503,988
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	165.73%
Excess net capital previously reported	$254,099
Differences due to audit adjustments	
Excess net capital per this report	$254,099

See Report of Independent Registered Public Accounting Firm and accompanying notes.

FAMILY INVESTORS COMPANY, INC.
INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15C3-3
FOR THE YEAR ENDED DECEMBER 31, 2018

SCHEDULE III

February 27, 2019

Rule 15c3-3 Exemption Report

This is to certify that, to the best of my knowledge and belief:

Family Investors Company, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. section 240.17a-5. "Reports to be made by certain broker-dealers"). This Exemption Report was prepared as required by 17 C.F.R. section 240.17a-5(d)(1) and (4). To the best of its knowledge and belies Family Investors Company, Inc. states the following:

Family Investors Company, Inc. claimed an exemption under the provision 17 C.F.R. section 240.15c3-3 (k)(2)(ii) as the company is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Family Investors Company, Inc. met the identified provision throughout the most recent fiscal year without exceptions.

Thank you,

Peter J. Chemidlin
President
Family Investors Company, Inc.

BDG-CPAs
A PROFESSIONAL CORPORATION
Founded 1982

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Family Investors Company, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Family Investors Company, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BDG-CPAs

BDG-CPAs, PC
Ridgewood, NJ
February 27, 2019

BDG-CPAs
A PROFESSIONAL CORPORATION
Founded 1982

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Stockholders of
Family Investors Company, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Family Investors Company, Inc. and the SIPC, solely to assist you and SIPC in evaluating Family Investors Company, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Family Investors Company, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Family Investors Company, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Family Investors Company, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

BDG-CPAs

BDG-CPAs, PC
Ridgewood, NJ
February 27, 2019

BDG-CPAs
A PROFESSIONAL CORPORATION

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **12/31/2018**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

7*7*******1176*********************MIXED AADC 220
11190 FINRA DEC
FAMILY INVESTORS COMPANY INC
P O BOX 100
265 SOUTH AVE
FANWOOD, NJ 07023-1368

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A.	General Assessment (item 2e from page 2)	$ 2,566
B.	Less payment made with SIPC-6 filed **(exclude interest)** 7-26-2018 (Date Paid)	(1,202)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	1,364
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 1,364

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 1,364

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FAMILY INVESTORS COMPANY, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 12 day of Febraury, 2019.

FINANCIAL OPERATIONS OFFICER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2018 and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,089,926
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	48,786
Total additions	48,786
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	428,203
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	428,203
2d. SIPC Net Operating Revenues	$ 1,710,509
2e. General Assessment @ .0015	$ 2,566
	(to page 1, line 2.A.)